

Mail Stop 3561

April 18, 2018

Daniel M. Chism
Chief Financial Officer
EZCorp, Inc.
2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746

> **Re: EZCorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 15, 2017**
> **File No. 0-19424**

Dear Mr. Chism:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products